Exhibit 12

VERSO PAPER HOLDINGS LLC
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(Dollars in thousands)	2011	2010	2011	2010
Earnings (Loss):
Income (loss)	$(22,836)	$(43,013)	$(65,810)	$(95,189)
Amortization of capitalized interest	52	40	102	80
Capitalized interest	(665)	(304)	(1,392)	(341)
Fixed charges (below)	31,814	31,418	64,526	62,979
Earnings (loss) adjusted for fixed charges	$8,365	$(11,859)	$(2,574)	$(32,471)

Fixed charges:
Interest expense	$30,471	$30,502	$61,815	$61,503
Capitalized interest	665	304	1,392	341
Portion of rent expense representative of interest	678	612	1,319	1,135
Total fixed charges	$31,814	$31,418	$64,526	$62,979
Ratio of earnings to fixed charges	-	-	-	-
Coverage deficiency	$23,449	$43,277	$67,100	$95,450